UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)

NextDecade Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of class of securities)
65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
1330 Avenue of the Americas, 20th Floor
New York, NY 10019
Telephone: (212) 300-1300

with copies to: Kaitlin Descovich Weil, Gotshal & Manges LLP 2000 M Street NW Washington, DC 20026 Telephone: (202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

March 22, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐ .

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
57,774,102 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
57,774,102 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,774,102 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 This Amendment No. 15 (“Amendment No. 15”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017 (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On March 22, 2024, YGA exercised on a cashless basis Series C Warrants to purchase 436,861 Shares on behalf of certain funds affiliated with YGA for $0.01 per share in accordance with the Series C Warrant Agreement entered into in connection with the issuance of the Series C Warrants on March 22, 2021. The Issuer withheld 794 Shares representing the aggregate exercise price and issued the remaining 436,067 Shares as follows: 30,781 to York Capital, 51,302 to York Credit Opportunities, 58,998 to York Credit Opportunities Master, 71,823 to FDAF Dislocated Asset Fund, 41,041 to York Multi-Strategy, 61,563 to York Tactical and 120,559 to York Tactical PIV-AN.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 15 are incorporated by reference in this Item 5. The beneficial ownership information that follows in this Item 5 is as the date of this Amendment No. 15.

(a)          (i) YGA may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 57,774,102 Shares in the aggregate, which represent approximately 22.5% of the outstanding Shares (calculated based on 256,708,470 Shares outstanding as of March 4, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2024 (the “Outstanding Shares”).

(ii) York Capital may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 6,728,584 Shares. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Capital.

(iii) York Select Strategy may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 0 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Select Strategy.

 (iv) York Credit Opportunities may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 13,226,978 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities.

   (v) York Credit Opportunities Master may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 14,270,654 Shares. As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

    (vi) FDAF Dislocated Asset Fund II L.P. (formerly known as York European Fund) may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,867,879 Shares. As the general partner of FDAF Dislocated Asset Fund II L.P., FDAF Dislocated Asset Fund II GP Limited (formerly known as York European Holdings) may be deemed to be the beneficial owner of the securities beneficially owned by FDAF Dislocated Asset Fund II L.P.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 14,999,736 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Multi-Strategy.

 (viii) York Tactical may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 1,559,527 Shares. As the general partner of York Tactical, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

   (ix) York Tactical PIV-AN may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,120,744 Shares. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical PIV-AN.

    (x) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to the Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

 (b)         (i) YGA may be deemed to be the beneficial owner of 57,774,102 Shares in the aggregate, which represent approximately 22.5% of the Outstanding Shares.

  (ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,728,584 Shares. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of securities beneficially owned by York Capital.

   (iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 0 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Select Strategy.

    (iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,226,978 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Credit Opportunities.

     (v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,270,654 Shares.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

      (vi) FDAF Dislocated Asset Fund II L.P. (formerly known as York European Fund) may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,867,879 Shares. As the general partner of FDAF Dislocated Asset Fund II L.P., FDAF Dislocated Asset Fund II GP Limited (formerly known as York European Holdings) may be deemed to be the beneficial owner of the securities beneficially owned by FDAF Dislocated Asset Fund II L.P.

       (vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,999,736 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Multi-Strategy.

        (viii) York Tactical may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,559,527 Shares. As the general partner of York Tactical, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical.

4

             (ix) York Tactical PIV-AN may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,120,744 Shares. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical PIV-AN.

         (x) To the knowledge of the Reporting Person, none of the persons named on Exhibit 1 to the Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares, except as set forth on Exhibit 1.

(c)  Except as reported in this Amendment No. 15, including Exhibit 1 hereto, none of the Reporting Person of the persons named on Exhibit 1 to the Statement has effected any transaction in Shares within last 60 days.

 (d)  To the knowledge of the Reporting Person, no other Reporting Person or person named on Exhibit 1 to the Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the exercise of the Series C Warrants reported in this Amendment No. 15.

  (e)  Not applicable.

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2024
York Capital Management Global Advisors, LLC

	By:	/s/ Brian Traficante
Name:	Brian Traficante
Title:	Managing Director & Chief Operating Officer, General
Counsel

EXHIBIT 1
DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship	Ownership of Shares
James G. Dinan	Chairman and Chief Executive Officer	1330 Avenue of the Americas, 20th Floor New York, NY 10019	Investment management	USA	234,877
William Vrattos	Chief Investment Officer and Managing Partner	1330 Avenue of the Americas, 20th Floor New York, NY 10019	Investment management	USA	273,598